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Filed Pursuant to 424(b)(3)
File No. 333-225041
File No. 333-225823

PROSPECTUS SUPPLEMENT NO. 1
To Prospectus dated June 15, 2018

Subscription Rights to Purchase Up to 19,000 Units
Consisting of an Aggregate of Up to 19,000 Shares of Series C Convertible Preferred
Stock and Warrants to Purchase Up to 10,925,000 Shares of Common Stock
at a Subscription Price of $1,000 Per Unit

            This Prospectus Supplement No. 1 amends and supplements the prospectus dated June 15, 2018, which forms a part of our Registration Statement on Form S-1 (Registration No. 333-225041). This Prospectus Supplement No. 1 is being filed to amend and supplement certain information included in the prospectus with the information contained in this Prospectus Supplement No. 1.

            The prospectus and this Prospectus Supplement No. 1 relate to our distribution to holders of our common stock and to holders of outstanding warrants that we issued in October 2015, April 2016 and April 2017, or the Existing Warrants, at no charge, non-transferable subscription rights to purchase units. Each unit, which we refer to as a Unit, consists of one share of Series C Convertible Preferred Stock and 575 warrants, which we refer to as the Warrants. Each Warrant will be exercisable for one share of our common stock. We refer to the offering that is the subject of this prospectus as the Rights Offering. In the Rights Offering, you will receive one subscription right for each share of common stock or Existing Warrant owned at 5:00 p.m., Eastern Time, on June 14, 2018, the record date of the Rights Offering, or the Record Date. The common stock and the Warrants comprising the Units will separate upon the closing of the Rights Offering and will be issued separately but may only be purchased as a Unit, and the Units will not trade as a separate security. The subscription rights will not be tradable.

            On June 21, 2018, we determined to increase the number of Warrants included in each Unit from 323 Warrants to 575 Warrants. We also determined to decrease the number of subscription rights we will accept from 20,000 to 19,000. Each subscription right will entitle you to purchase one Unit, which we refer to as the Basic Subscription Right, at a subscription price per Unit of $1,000 per Unit, which we refer to as the Subscription Price. Each whole Warrant entitles the holder to purchase one share of common stock at an exercise price of $1.55 per share from the date of issuance through its expiration five (5) years after the date of issuance. If you exercise your Basic Subscription Rights in full, and any portion of the Units remain available under the Rights Offering, you will be entitled to an over-subscription privilege to purchase a portion of the unsubscribed Units at the Subscription Price, subject to proration and ownership limitations, which we refer to as the Over-Subscription Privilege. Each subscription right consists of a Basic Subscription Right and an Over-Subscription Privilege, which we refer to as the Subscription Right.

            The Subscription Rights will expire if they are not exercised by 5:00 p.m., Eastern Time, on June 28, 2018, unless the Rights Offering is extended or earlier terminated by the Company. We may extend the Rights Offering for additional periods in our sole discretion. Once made, all exercises of Subscription Rights are irrevocable.

            We have not entered into any standby purchase agreement or other similar arrangement in connection with the Rights Offering. The Rights Offering is being conducted on a best-efforts basis and there is no minimum amount of proceeds necessary to be received in order for us to close the Rights Offering.

            We have engaged Maxim Group LLC to act as dealer-manager in the Rights Offering.

            Investing in our securities involves a high degree of risk. See the section entitled "Risk Factors" beginning on page 22 of the prospectus. You should carefully consider these risk factors, as well as the information contained in this prospectus, before you invest.

            Philadelphia Stock Transfer, Inc. will serve as the Subscription Agent for the Rights Offering. Kingsdale Advisors will serve as the Information Agent for the Rights Offering. The Subscription Agent will hold the funds we receive from subscribers until we complete, abandon or terminate the Rights Offering. If you want to participate in this Rights Offering and you are the record holder of your shares, we recommend that you submit your subscription documents to the Subscription Agent well before the deadline. If you want to participate in this Rights Offering and you hold shares through your broker, dealer, bank or other nominee, you should promptly contact your broker, dealer, bank or other nominee and submit your subscription documents in accordance with the instructions and within the time period provided by your broker, dealer, bank or other nominee. For a detailed discussion, see "The Rights Offering—The Subscription Rights."

            Our board of directors reserves the right to terminate the Rights Offering for any reason any time before the closing of the Rights Offering. If we terminate the Rights Offering, all subscription payments received will be returned as soon as practicable, without interest or deduction. We expect the Rights Offering to expire on or about June 28, 2018, subject to our right to extend the Rights Offering as described above, and that we would close on subscriptions within five business days.

            Our common stock is listed on The NASDAQ Capital Market, or NASDAQ, under the symbol "CTRV." On June 21, 2018, the last reported sale price of our common stock was $1.56 per share. We do not currently intend to apply for listing of the Series C Convertible Preferred Stock or Warrants on any securities exchange or recognized trading system. The Subscription Rights are non-transferrable and will not be listed for trading on NASDAQ or any other stock exchange or market. You are urged to obtain a current price quote for our common stock before exercising your Subscription Rights.

	Per Unit	Total(2)

Subscription price	$1,000	$19,000,000

Dealer-manager fees and expenses(1)	$60	$1,140,000

Proceeds to us, after fees and before expenses	$940	$17,860,000

(1)
In connection with the rights offering, we have agreed to pay Maxim Group LLC as the dealer-manager a cash fee equal to 6.0% of the gross proceeds received by us directly from exercises of the subscription rights. We have also advanced the dealer-manager $20,000 and agreed to pay to the dealer-manager a non-accountable expense allowance equal to $30,000. Please see "Plan of Distribution."

(2)
Assumes the rights offering is fully subscribed, but excludes proceeds from the exercise of warrants included in the units.

            Our board of directors is making no recommendation regarding your exercise of the Subscription Rights. You should carefully consider whether to exercise your Subscription Rights before the expiration date. You may not revoke or revise any exercises of Subscription Rights once made.

            Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or passed upon the adequacy or accuracy of this prospectus. Any representation to the contrary is a criminal offense.

Dealer-Manager

Maxim Group LLC

The date of this Prospectus Supplement is June 22, 2018

        This Prospectus Supplement No. 1 amends and supplements the prospectus to reflect the reduction of the number of Subscription Rights we will accept, and therefore the maximum number of Units we will issue, from 20,000 to 19,000 and to reflect the increase of the number of Warrants included in each Unit from 323 to 575 and to make related changes. All references in the prospectus to 20,000 Units and 20,000 Subscription Rights are hereby amended to 19,000. All references to the number of Warrants included in each Unit are hereby amended to 575 per Unit.

        The sections of the prospectus entitled "Summary of the Rights Offering" and "Dilution" sections of the prospectus are hereby replaced by the following new Summary of the Rights Offering and Dilution sections (which reflect the changes noted above).

        This Prospectus Supplement No. 1 should be read in conjunction with and is qualified by reference to the prospectus, except to the extent that the information provided by this Prospectus Supplement No. 1 supersedes the information contained in the Prospectus.

 SUMMARY OF THE RIGHTS OFFERING

Securities to be Offered:	We are distributing to you, at no charge, one non-transferable subscription right to purchase one unit for every share of our common stock that you owned, or were deemed to own, as of the record date. Each unit consists of one share of Series C Convertible Preferred Stock and 575 warrants.
Size of Offering:	19,000 units.
Subscription Price:	$1,000 per unit.
Series C Convertible Preferred Stock:

Each share of Series C Convertible Preferred Stock will be convertible, at our option at any time on or after the first anniversary of the closing of the rights offering, subject to certain conditions, or at the option of the holder at any time, into the number of shares of our common stock determined by dividing the $1,000 stated value per share of the Series C Convertible Preferred Stock by a conversion price of $1.55 per share, subject to adjustment. The Series C Convertible Preferred Stock has certain conversion rights, dividend rights and liquidation preferences.

Warrants:

Each warrant entitles the holder to purchase one share of common stock at an exercise price of $1.55 per share, subject to adjustment, through its expiration five (5) years from the date of issuance. The warrants will be exercisable for cash, or, solely during any period when a registration statement for the exercise of the warrants is not in effect, on a cashless basis. We may redeem the warrants for $0.01 per warrant if our common stock closes above $6.20 per share for ten consecutive trading days, provided that we may not do so prior to the first anniversary of closing of the rights offering.

Record Date:	5:00 p.m., Eastern Time, on June 14, 2018.
Basic Subscription Rights:	Each subscription right entitles you to purchase one unit at the subscription price.
Over-Subscription Privilege:

If you exercise your basic subscription rights in full, you may also choose to purchase a portion of the units that are not purchased by our other holders through the exercise of their basic subscription rights, subject to proration and stock ownership limitations described elsewhere in this prospectus.

Expiration Date:	5:00 p.m., Eastern Time, on June 28, 2018.

Procedure for Exercising Subscription Rights:	To exercise your subscription rights, you must take the following steps:

If you are a record holder of our common stock or a holder of certain outstanding warrants as of the record date, you must deliver payment and a properly completed rights certificate to the subscription agent to be received before 5:00 p.m., Eastern Time, on June 28, 2018. You may deliver the documents and payments by first class mail or courier service. If you use first class mail for this purpose, we recommend using registered mail, properly insured, with return receipt requested.

If you are a beneficial owner of shares that are registered in the name of a broker, dealer, bank or other nominee, you should instruct your broker, dealer, bank or other nominee to exercise your subscription rights on your behalf. Please follow the instructions of your nominee, who may require that you meet a deadline earlier than 5:00 p.m., Eastern Time, on June 28, 2018.

Delivery of Shares and Warrants:

As soon as practicable after the expiration of the rights offering, and within five business days thereof, we expect to close on subscriptions and for the subscription agent to arrange for the issuance of the shares of Series C Convertible Preferred Stock and warrants purchased pursuant to the rights offering. All shares and warrants that are purchased in the rights offering will be issued in book-entry, or uncertificated, form meaning that you will receive a direct registration, or DRS, account statement from our transfer agent reflecting ownership of these securities if you are a holder of record of shares or warrants. If you hold your shares in the name of a bank, broker, dealer, or other nominee, DTC will credit your account with your nominee with the securities you purchased in the rights offering.

Non-Transferability of Subscription Rights:	Subscription rights may not be sold, transferred, assigned or given away under any circumstances, and will not be listed for trading on any stock exchange or market.
Transferability of Warrants:	The warrants will be separately transferable following their issuance and through their expiration 5 years from the date of issuance.

Participation of Certain Warrant Holders:

Certain holders of our warrants to purchase common stock have the contractual right to participate in this offering. Each such warrant holder will receive one subscription right for each share of common stock that such warrant holder's warrant is exercisable for (or, as referred to elsewhere herein, for each share that such warrant holder is deemed to own). A total of 1,426,863 subscription rights will be issued to these warrant holders.

No Board Recommendation:

Our Board of Directors (the "Board") is not making a recommendation regarding your exercise of the subscription rights. You are urged to make your decision to invest based on your own assessment of our business and financial condition, our prospects for the future, the terms of the rights offering, the information in this prospectus and other information relevant to your circumstances. Please see "Risk Factors" for a discussion of some of the risks involved in investing in our securities.

No Revocation:	All exercises of subscription rights are irrevocable.
Use of Proceeds:

Assuming the exercise of subscription rights to purchase all 19,000 units offered in the rights offering, after deducting dealer-manager fees and other fees and expenses, but excluding any proceeds received upon exercise of any warrants, we estimate the net proceeds from the rights offering will be approximately $17.6 million. We intend to use the net proceeds to fund our research and development activities and for working capital and general corporate purposes. See "Use of Proceeds."

Material U.S. Federal Income Tax Consequences:

For U.S. federal income tax purposes, we do not believe you should recognize income or loss upon receipt or exercise of a subscription right. You should consult your own tax advisor as to the tax consequences of the rights offering in light of your particular circumstances. See "Material U.S. Federal Income Tax Consequences."

Extension and Termination:

We may extend the rights offering for additional time in our sole discretion, although we do not presently intend to do so. Our Board may also terminate the rights offering for any reason prior to its completion.

Subscription Agent Questions:	If you have any questions about the rights offering, please contact the subscription agent.
Subscription Agent	Philadelphia Stock Transfer, Inc.

Market for Common Stock:	Our common stock is listed on the NASDAQ Capital Market under the symbol "CTRV."
Market for Preferred Stock:

There is no established public trading market for the Series C Convertible Preferred Stock, and we do not expect a market to develop. In addition, we do not currently intend to apply for listing of the Series C Convertible Preferred Stock on any securities exchange or recognized trading system.

Market for Warrants

There is no established trading market for the warrants, the warrants may not be widely distributed and we do not expect a market to develop. In addition, we do not currently intend to apply for listing of the warrants on any securities exchange or recognized trading system.

Dealer-Manager:	Maxim Group LLC

 DILUTION

        Purchasers of our common stock, which is issuable upon conversion of the Series C Convertible Preferred Stock and upon exercise of the warrants contained in the units, will experience an immediate dilution of the net tangible book value per share of our common stock. Our net tangible book value as of March 31, 2018 was approximately $(2.0) million, or $(0.19) per share of our common stock (based upon 10,618,901 shares of our common stock then outstanding). Net tangible book value per share is equal to our total tangible assets less our total liabilities, divided by the number of shares of our outstanding common stock.

        Dilution per share of common stock equals the difference between the subscription price per unit paid by purchasers in the rights offering (ascribing no value to the warrants contained in the units) and the net tangible book value per share of our common stock immediately after the rights offering.

        Based on the sale by us in this rights offering of a maximum of 19,000 units (consisting of 19,000 shares of Series C Convertible Preferred Stock, convertible into the number of shares of our common stock determined by dividing the $1,000 stated value per share of the Series C Convertible Preferred Stock by a conversion price of $1.55 per share, and warrants to purchase an aggregate of 10,925,000 shares of common stock upon exercise), at the subscription price of $1,000 per unit, and after deducting estimated offering expenses and dealer-manager fees and expenses payable by us and assuming no exercise of the warrants, our pro forma net tangible book value as of March 31, 2018 would have been approximately $15.6 million, or $0.68 per share. This represents an immediate increase in pro forma net tangible book value to existing stockholders of $0.87 per share and an immediate dilution to purchasers in the rights offering of $0.87 per share. The following table illustrates this per-share dilution:

Subscription Price	$1,000
Net tangible book value per share as of March 31, 2018	$(0.19)
Increase in net tangible book value per share attributable to Rights Offering	$0.87
Pro forma net tangible book value per share as of March 31, 2018, after giving effect to rights offering	$0.68
Dilution in net tangible book value per share to purchasers in the rights offering	$0.87

PROSPECTUS

Subscription Rights to Purchase Up to 19,000 Units
Consisting of an Aggregate of Up to 19,000 Shares of Series C Convertible Preferred Stock and Warrants to Purchase Up to 10,925,000 Shares of Common Stock at a Subscription Price of $1,000 Per Unit

Dealer-Manager

Maxim Group LLC

June 22, 2018

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SUMMARY OF THE RIGHTS OFFERING
DILUTION